Exhibit 99.2

To:	Eligible employees
From:	Carole Watkins
Re:	Proposed stock option exchange program
Date:	May 8, 2009

As a follow up to Kerry’s note on Wednesday, I’m writing to let you know we filed a preliminary proxy statement earlier today that contains more details on the proposed employee stock option exchange program. While the proxy statement is a great reference tool, there are a couple of things I want to make sure you’re aware of regarding the timing of the program and what our next steps will be.

First, the stock option exchange program will require shareholder approval. Shareholders—including employees who have stock through the ESPP, 401(k), deferred compensation or equity incentive plans—will vote at a special shareholder meeting on June 23. But, prior to the shareholder meeting, we want to make sure all eligible employees have the opportunity to learn more about the program, including what the exchange rates will be, how the conversion after the spin-off of CareFusion will be handled for all grants, what the various rules are about vesting and expiration dates and other details. To that end, we will schedule special educational sessions in a few weeks, at which time we will walk through details that will assist you in making a choice.

In the meantime, I would encourage you to read the proxy statement for more details about these highlights:

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Eligible grants: Options granted more than 12 months prior to the beginning of the “exchange period” and with exercise prices greater than the 52-week trading high stock price of our common shares as of the beginning of the “exchange period” will be eligible.

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Voluntary program: The exchange program will be voluntary, meaning you can choose to exchange any or none of your eligible grants. However, for the grants you choose to exchange, you must exchange the whole grant.

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Exchange ratio: Each grant will have its own exchange ratio, which will be calculated using the same financial model (the binomial lattice model) that the company uses to value stock options for expense recognition in its financial statements. The exchange ratios will be set using a methodology that reduces the risk that the company will record an expense in connection with the new option grants. Please see the proxy statement for a discussion of how the exchange ratios are calculated and to see some examples.

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Exchange period: We will have an “exchange period” that is expected to start before the special shareholder meeting on June 23 and will last at least 20 business days. During the exchange period, you will be able to visit a special website and make your elections to exchange or not exchange your eligible grants. We will provide detailed materials on how to make your elections when the exchange period begins.

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Eligible employees: Only active employees will be eligible for the exchange program—not retirees or terminated employees. Also, this exchange program is not open to the executives of the company named in the company’s 2008 proxy statement.

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New vesting schedule for exchanged options: New options granted to you in the exchange will be subject to a one-year vesting period, even if the grants you are exchanging are already vested. (If the original vesting date for a grant you exchange is longer than one year away, that original vesting date will continue to apply.) Remember: you cannot exercise the new options until the grant is vested and you must be an active employee on the vesting date.

•	Expiration dates: Expiration dates for new options granted in this program will be the longer of three years from the grant date for the new options or the original expiration date.

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International employees: The new option grants made to eligible employees outside the U.S. may have different terms to accommodate local requirements and practices. We will communicate the details to eligible participants in each country as appropriate.

I’ve attached some Q&A materials that you may find helpful as you begin to think about the option exchange program. In a couple of weeks, we’ll send you an invitation to an educational session.

We appreciate your attention to this and will be in touch soon.

*****

Important Legal Disclaimers:

The proposed option exchange program has not yet commenced. Cardinal Health will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the proposed option exchange program. Persons who are eligible to participate in the proposed option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the proposed option exchange program.

In connection with the proposal to be voted on by Cardinal Health’s shareholders to approve the proposed option exchange program, Cardinal Health has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Cardinal Health shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the proposed option exchange program, because they will contain important information about the proposal to be voted on by shareholders with respect to the program.

Cardinal Health shareholders and option holders will be able to obtain the written materials described above and other documents filed by Cardinal Health with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, Shareholders and option holders may obtain free copies of the documents filed by Cardinal Health with the SEC on Cardinal Health’s website at the investor page on www.cardinalhealth.com.